

Mail Stop 4720

May 27, 2016

Via E-mail
Mr. Mike Wells
Group Chief Executive
Prudential plc
21 Arthur Street
London EC4R 9AQ, England

> **Re: Prudential plc**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 7, 2016**
> **File No. 001-15040**

Dear Mr. Wells:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Insurance Operations, page 149

1.  You attribute most of the 60% increase in long-term business operating profit in 2015 for the UK business as due to a £339 million benefit from "specific management actions to position the balance sheet more effectively under the Solvency II regime." Please explain to us the nature of these actions, including the longevity reinsurance transactions and the repositioning of the fixed income asset portfolio. Also, tell us the expected financial impacts given your statement that "a reduced appetite for annuities post-Solvency II will mean that going forward IFRS earnings from our UK life business will be predominantly driven by the contribution from our core annuity in-force and with-profits business."

<u>(c) Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, page 171</u>

2. <span style="color:blue">Y</span>ou appear to attribute most of the increase in policyholder liabilities to changes in investment return and value movements on investment assets. However, the relationship between these amounts in "(c) Benefits and claims and movement in unallocated surplus" (refer to the captions, increase in policyholder liabilities, on pages 172-173) and "(b) Investment return" (refer to the captions, investment appreciation/depreciation, on pages 168-171) is unclear. Please explain to us the reasons for the differences between the amounts in these two sections for each period presented. Also, explain to us the reasons for the differences between the captions, "increase in policyholder liabilities," on pages 172-173 and the "investment-related items and other movements" in the table, "Movement and duration of liabilities," on page F-96 for each period presented. In addition, explain to us what the caption, "investment-related items and other movements," represents and how these amounts were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance